SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For September 2004

Commission File Number 0-28800

Durban Roodepoort Deep, Limited

**45 Empire Road
Parktown
Johannesburg, South Africa, 2193**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **N/A**

Attached to the Registrant Form 6-K filling for the month of September 2004, incorporated by reference herein:

<u>Exhibits</u>

99.1   Release dated August 27, 2004, entitled "Circular to DRD Ordinary Shareholders"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)

Date: September 2, 2004

By:/s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1

"CIRCULAR TO DRD ORDINARY SHAREHOLDERS"

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action that you should take, please consult your banker, broker, legal adviser, accountant or other professional adviser immediately.

Action required

1. If you have disposed of some or all of your ordinary shares in Durban Roodepoort Deep, Limited ("DRD") ("DRD shares") then a copy of this circular, together with the attached form of proxy, should be forwarded to the purchaser to whom, or the stockbroker or agent through whom, you disposed of your DRD shares.

2. Full details of the action required for holders of certificated ordinary shares and holders of dematerialised ordinary shares are set out on page 2 of this circular.



DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
NASDAQ trading symbol: DROOY
ARBN number: 086 277 616
JSE share code: DUR   ISIN: ZAE 000015079

("DRD" or "the company")

CIRCULAR TO DRD ORDINARY SHAREHOLDERS

regarding

the creation of 300 000 000 additional ordinary no par value shares in the authorised share capital of DRD;

and incorporating

– a notice of general meeting of ordinary shareholders;

– a form of proxy (for use by holders of certificated DRD ordinary shares and holders of dematerialised DRD ordinary shares with "own name" registration only); and

– a notice of direction (for use by holders of CHESS Depositary Interests in respect of DRD ordinary shares).

The directors of DRD, whose names appear on page 6 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular and certify that, to the best of their knowledge and belief, there are no facts the omission of which would make any statement in this circular false or misleading and that they have made all reasonable inquiries to ascertain such facts.

Standard Bank, whose responsibilities as sponsor are regulated by the Listings Division of the JSE Securities Exchange South Africa, is acting for DRD and no one else in relation to the preparation of this circular and will not be responsible to anyone, other than DRD, in relation to the preparation of this circular.

Investment bank and sponsor   **Attorneys**

   BG *Bowman Gilfillan* Attorneys

---

Date of issue: 27 August 2004

CORPORATE INFORMATION

Secretary and registered office

A Townsend
45 Empire Road
Parktown, 2193
(PO Box 390, Maraisburg, 1700)

Investment bank and sponsor

The Standard Bank of South Africa Limited
(Registration number 1962/000738/06)
3 Simmonds Street
Johannesburg, 2001
(PO Box 61344, Marshalltown, 2107)

Australian agent

Sygnum Financial Services
62 Colin Street
West Perth
Western Australia

**French agents and
Paris bearer reception office**

Euro Emetteurs Finance
48 Boulevard des Batignolles
75850 Paris, Cedex 17
France

United Kingdom secretaries

St. James's Corporate Services Limited
6 St. James's Place
London SW1A 1NP

Date of incorporation of DRD

16 February 1895

Place of incorporation of DRD

Pretoria

Transfer secretaries in South Africa

Ultra Registrars (Proprietary) Limited
(Registration number 2000/007239//07)
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

Legal adviser

Bowman Gilfillan Inc.
(Registration number 1998/021409/21)
165 West Street
Sandton, 2196
(PO Box 785812, Sandton, 2146)

United Kingdom registrars and bearer office
(Transfer secretaries in the United Kingdom)

Capita IRG Plc
The Registry, 34 Beckenham Road
Beckenham, Kent BR3 4TU
United Kingdom

Depositary bank

American Depositary Receipts
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America

Transfer secretaries in Australia

Computershare Investor Services Proprietary Limited
Level 2, 45 St George's Terrace
Perth, Western Australia, 6000
(GPO Box D182, Perth, Western Australia, 6840)

TABLE OF CONTENTS

The definitions commencing on page 4 of this circular apply, *mutatis mutandis*, to this contents page.

ACTION REQUIRED

1. Shareholders who have disposed of all of their shares in DRD should forward this circular, together with the attached form of proxy (pink), to the purchaser to whom, or the stockbroker or agent through whom, the disposal was effected.

2. The creation of DRD ordinary no par value shares is subject, *inter alia*, to the approval of 75% DRD shareholders present, in person or by proxy, and entitled to vote at the general meeting to be held at 11:00 (South African time) on Tuesday, 28 September 2004 at 45 Empire Road, Parktown, Johannesburg, 2193.

3. DRD shareholders holding share certificates and DRD shareholders who have dematerialised their DRD ordinary shares and have elected own-name registration in the sub-register through a CSDP or broker who are unable to attend the general meeting but wish to be represented thereat should complete and return the attached form of proxy (pink), in accordance with the instructions contained therein, to one of the transfer secretaries, the addresses of which are set out on the inside front cover of this circular, as well as in the notice of general meeting, which is incorporated in this circular, by no later than 11:00 (South African time) on Thursday, 23 September 2004.

4. DRD shareholders who have dematerialised their DRD ordinary shares through a CSDP or broker and who have not elected own-name registration in the sub-register through a CSDP or broker and DRD shareholders who hold certificated DRD ordinary shares through a nominee who wish to attend the general meeting must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend, or, if they do not wish to attend the general meeting they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

5. In respect of dematerialised ordinary shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy in terms of which they appoint a proxy to vote at the general meeting.

6. Australian holders of CHESS Depositary Interests of the company must complete the attached Notice of Direction (blue) and return it to CHESS Depositary Nominees Proprietary Limited, c/o Computershare Investor Services Proprietary Limited, Level 2, 45 St George's Terrace, Perth, Western Australia, 6000, by no later than 17:00 (Western Australia time) on Wednesday, 22 September 2004.

7. ADR holders will receive forms of proxy printed by the Depositary Bank, which should be completed and returned in accordance with the instructions printed on such forms of proxy.

8. DRD does not take responsibility and will not be held liable for any failure on the part of a CSDP or broker of an ordinary shareholder holding dematerialised ordinary shares to notify such shareholder of the general meeting or any business to be conducted thereat.

IMPORTANT DATES AND TIMES

2004

Last day to lodge notice of direction with CHESS Depositary Nominees
Proprietary Limited for the general meeting by 17:00
(Western Australian Time) on   Wednesday, 22 September

Last day to lodge forms of proxy at the relevant transfer secretaries of DRD
for the general meeting by 11:00 (South African time) on   Thursday, 23 September

General meeting of DRD shareholders to be held at 11:00
(South African time) on   Tuesday, 28 September

Results of the general meeting published on SENS and released to the
relevant stock exchanges on   Tuesday, 28 September

Results of the general meeting published in the South African press on   Wednesday, 29 September

Notes:

1. The definitions commencing on page 4 of this circular apply to this information on important dates and times.

2. These dates and times may be changed by DRD. Any such change will be published on SENS, on the relevant stock exchanges and in the South African press.

3. Unless otherwise indicated, all times are South African times.

DEFINITIONS

Throughout this circular and the annexure hereto, unless otherwise indicated, the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa*, words importing natural persons include corporations and associations of persons and any reference to one gender includes the other genders:

"the Act"	the South African Companies Act, 1973 (Act 61 of 1973), as amended;
"ADRs"	American Depositary Receipts;
"ADR holders"	holders of ADRs;
"ASX"	Australian Stock Exchange Limited;
"the Australian transfer secretaries"	Computershare Investor Services Proprietary Limited;
"the board"	the board of directors of DRD;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"this circular" or "the circular"	this circular, dated 27 August 2004, incorporating a notice of general meeting, a form of proxy and a form of direction;
"CSDP"	Central Securities Depository Participant;
"the Depositary Bank"	Bank of New York;
"DRD" or "the company"	Durban Roodepoort Deep, Limited (Registration number 1895/000926/06), a public company incorporated in South Africa and listed on the JSE, the London Stock Exchange plc, ASX, NASDAQ in the form of ADRs, Brussels Stock Exchange, Paris Bourse, the OTC market on the Berlin Stock Exchange and the Regulated Unofficial Market on the Frankfurt Stock Exchange;
"DRD shareholders" or "DRD ordinary shareholders" or "ordinary shareholders"	holders of DRD ordinary shares;
"DRD ordinary shares" or "ordinary shares" or "DRD ordinary no par value shares"	ordinary shares of no par value in the stated capital of DRD, of which 241 354 963 were in issue at the last practicable date;
"DRD management"	the executive directors and senior executives of DRD and its subsidiaries;
"DRD Share Option Scheme"	the DRD (1996) Share Option Scheme, as amended;

"the general meeting of DRD shareholders" or "the general meeting"	the general meeting of DRD shareholders to be held at 45 Empire Road, Parktown, Johannesburg, 2193 at 11:00 on Tuesday, 28 September 2004, to consider and, if deemed appropriate, to approve the proposed resolutions;
"JSE"	JSE Securities Exchange South Africa;
"the last practicable date"	Monday, 23 August 2004, being the last practicable date prior to the finalisation of this circular;
"market price"	in relation to a DRD ordinary share at any date, the closing price of a DRD ordinary share on the date in question as quoted by the JSE;
"NASDAQ"	National Association of Securities Dealers Automated Quotations;
"the proposed resolutions"	the special and ordinary resolutions reflected in the notice convening the general meeting of DRD shareholders commencing on page 9 of this circular;
"Rand"	South African Rand;
"the Remuneration Committee"	the Remuneration Committee of DRD, comprising G C Campbell and D Blackmur (both of which are independent, non-executive directors as defined in the Listings Requirements of the JSE);
"SENS"	Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"the South African transfer secretaries"	Ultra Registrars (Proprietary) Limited;
"Standard Bank"	The Standard Bank of South Africa Limited (Registration number 1962/000738/06);
"STRATE"	STRATE Limited (Registration number 1998/022242/06), the company operating the electronic settlement system for transactions that take place on the JSE and off-market transactions;
"the transfer secretaries"	collectively, the South African transfer secretaries, the UK transfer secretaries and the Australian transfer secretaries; and
"the UK transfer secretaries"	Capita IRG Plc.



DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
NASDAQ trading symbol: DROOY
ARBN number: 086 277 616
JSE share code: DUR   ISIN: ZAE 000015079

Directors

M M Wellesley-Wood *(Executive Chairman)* *
I L Murray *(Chief Executive Officer and Chief Financial Officer)*
D C Baker †
D Blackmur †
G C Campbell *
R P Hume
M P Ncholo
A Lubbe (Alternate)

* British
† Australian

CIRCULAR TO DRD SHAREHOLDERS

---

1. **INTRODUCTION**

    It was announced on 27 August 2004 that the directors of DRD have proposed that, subject to the requisite approvals of DRD shareholders, the existing authorised share capital of DRD will be increased by 300 000 000 additional ordinary no par value shares that will rank *pari passu* in all respects with DRD's issued ordinary shares.

    The purpose of this circular and the accompanying notice of general meeting is to convene the general meeting and to provide DRD shareholders with information regarding the proposed resolutions to enable DRD shareholders to consider and, if deemed fit, to pass without modification, such resolutions as are necessary to create the additional ordinary no par value shares and place them under the control of the board.

2. **RATIONALE FOR THE PROPOSED RESOLUTIONS**

    2.1 **Increase in authorised share capital and placement of newly created shares under the control of the board**

    DRD has an authorised share capital of 300 000 000 shares, of which:

    – 241 354 963 are currently in issue;
    – 17 600 000 have been earmarked to be issued to holders of the convertible notes, issued in November 2002, should such holders elect to convert their convertible notes into ordinary shares; and
    – 8 345 363 have been earmarked to satisfy the company's obligations under the DRD Share Option Scheme.

    The board is of the view that the remaining authorised but unissued shares are insufficient to fulfil the company's acquisition and growth strategies and is therefore seeking the approval of DRD shareholders in general meeting of a special resolution to increase the authorised share capital of DRD by an additional 300 000 000 ordinary shares and place them under the control of the board.

2.2 Issue of shares at a discount to the average stated capital per share

In addition to the issue of shares to fund strategic expansion activities, the company is likely, from time to time, to have commitments to issue shares under the DRD Share Option Scheme and may wish to utilise its general authority to issue shares for cash in order, *inter alia,* to discharge loan obligations, fund capital expenditure and provide working capital. The pricing of shares in respect of issues of shares in any of the abovementioned circumstances is usually linked to the prevailing price of DRD shares on the exchanges on which they are listed.

The directors of DRD are of the view that the performance of the company's share price is closely aligned with movements in the gold price and the South African Rand/US Dollar exchange rate. The volatile nature of these factors can result in considerable upward or downward adjustments to the company's share price and the possibility exists that the price at which DRD shares trade could, at times, be lower than the stated capital per share as calculated by dividing that part of the stated capital of the company contributed at the date of issue by already issued ordinary no par value shares, by the number of ordinary no par value shares then in issue.

Consequently, the directors of DRD seek the authority of DRD shareholders, in the form of a special resolution, to issue shares below the threshold as described above, so as to facilitate the discharge of the company's obligations under the DRD Share Option Scheme and to give the company the ability to issue shares at a market-related price subject to the limitations imposed by the Listings Requirements of the JSE and any other regulatory authorities.

3. DIRECTORS' REPORT IN TERMS OF SECTION 82(2) OF THE ACT

Section 82(1) of the Act prohibits a company with no par value shares from issuing those shares at a price lower than the amount arrived at by dividing that part of the stated capital contributed by already issued shares of that class, by the number of issued shares of that class, unless the issue price of such shares is authorised by a special resolution of the company.

In terms of section 82(2) of the Act, the notice convening the meeting for the purpose of passing such special resolution must be accompanied by a report by the directors setting out the reasons for the proposed lower issue share price. In compliance with section 82(2) of the Act, such directors' report is contained in the Annexure to this circular.

4. SHARE CAPITAL OF DRD

4.1 The authorised and issued share capital of DRD, prior to the proposed creation of shares, is set out below.

	R'000
Authorised	
300 000 000 ordinary shares of no par value	
5 000 000 cumulative preference shares of 10 cents each	500
Issued	
241 354 963 ordinary no par value shares	
5 000 000 cumulative preference shares of 10 cents each	500

4.2 The authorised and issued share capital of DRD, after the proposed creation of shares, will be as set out below.

	R'000
Authorised	
600 000 000 ordinary shares of no par value	
5 000 000 cumulative preference shares of 10 cents each	500
Issued	
241 354 963 ordinary no par value shares	
5 000 000 cumulative preference shares of 10 cents each	500

5. **CONSENTS**

The attorneys and the investment bank and sponsor have consented, in writing, to act in the capacities stated and to their names being stated in this circular and had not withdrawn their consents prior to the publication of this circular.

6. **DOCUMENTS AVAILABLE FOR INSPECTION**

Copies of the memorandum of association, articles of association and latest annual financial statements of DRD are available for inspection at the registered office of the company and at the office of the United Kingdom Secretaries during usual business hours on any weekday (excluding South African and UK public holidays, as appropriate) from the date of this circular to the date of the general meeting, at which the aforementioned documents will be tabled.

7. **GENERAL MEETING OF DRD SHAREHOLDERS**

Forming part of this circular is a notice of general meeting of DRD shareholders to be held at 11:00 (South African time) at 45 Empire Road, Parktown, Johannesburg, 2193 on Tuesday, 28 September 2004 for the purpose of considering and, if deemed appropriate, passing the proposed resolutions.

A form of proxy (pink) for use by CSDPs' nominees, brokers' nominees, DRD shareholders holding certificated shares and DRD shareholders who have dematerialised their DRD ordinary shares and who have elected own-name registration through a CSDP who are unable to attend the general meeting of DRD shareholders is attached to and forms part of this circular.

DRD shareholders who have already dematerialised their DRD ordinary shares through a CSDP or broker and who have not elected own-name registration in the sub-register through a CSDP and DRD shareholders who hold certificated DRD ordinary shares through a nominee who wish to attend the general meeting must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend, or, if they do not wish to attend the general meeting they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

A notice of direction (blue) for use by Australian holders of CHESS Depositary Interests of the company is attached to and forms part of this circular.

ADR holders will receive forms of proxy printed by the Depositary Bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy.

By order of the board

DURBAN ROODEPOORT DEEP, LIMITED

A Townsend
Secretary

Johannesburg
27 August 2004



DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
NASDAQ trading symbol: DROOY
ARBN number: 086 277 616
Share code: DUR   ISIN: ZAE 000015079
("DRD" or "the company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of the shareholders of DRD will be held at 11:00 (South African time) in the board room at 45 Empire Road, Parktown, Johannesburg, 2193 on Tuesday, 28 September 2004 under the chairmanship of Mark Wellesley-Wood, in his capacity as the chairman of the board of directors of DRD, for the purposes of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions set out below.

1. **SPECIAL RESOLUTION NUMBER 1**

   "Resolved as a special resolution that the authorised share capital of the company be increased by the creation of 300 000 000 new "A" preference shares of one cent each par value, having the terms and conditions set out in Article 191 of the company's articles of association and that the company's memorandum of association be amended accordingly."

2. **SPECIAL RESOLUTION NUMBER 2**

   "Resolved as a special resolution that, subject to the passing and registration of special resolution number 1 to be proposed at the general meeting convened to consider this special resolution, the 300 000 000 "A" preference shares of one cent each par value in the authorised and unissued share capital of the company be and they are hereby converted into 300 000 000 ordinary shares of no par value and that the company's memorandum of association be amended accordingly."

3. **SPECIAL RESOLUTION NUMBER 3**

   "Resolved as a special resolution that, in terms of section 82(1) of the Act, subject to the passing and registration of special resolution number 2 to be proposed at the general meeting convened to consider this special resolution, the directors of the company be and are hereby authorised to allot and issue ordinary no par value shares of the company from time to time as and when so required, at a price lower than the amount arrived at by dividing that part of the stated capital of the company contributed at the date of issue, by already issued ordinary no par value shares, by the number of ordinary no par value shares then in issue."

4. **ORDINARY RESOLUTION NUMBER 1**

   "Resolved as an ordinary resolution that, subject to the passing and registration of special resolution number 2 to be proposed at the general meeting convened to consider this ordinary resolution, all of the ordinary no par value shares referred to in special resolution number 3 required for the purpose of carrying out the terms of the Durban Roodepoort Deep (1996) Share Option Scheme (as amended) ("the DRD Share Option Scheme"), be and are hereby placed under the control of the directors of the company with the authority to allot and issue those shares in terms of the DRD Share Option Scheme, subject to the provisions of the company's articles of association, the Act and the requirements of any stock exchange on which the shares of the company are quoted or listed."

5. **ORDINARY RESOLUTION NUMBER 2**

"Resolved as an ordinary resolution that all of the ordinary no par value shares referred to in special resolution number 3 (other than those specifically identified in ordinary resolution number 1), be and are hereby placed under the control of the directors of the company who are authorised to allot and issue those shares for cash, subject to the provisions of the company's articles of association, the Act and any stock exchange on which the shares of the company may be quoted or listed."

6. **ORDINARY RESOLUTION NUMBER 3**

"Resolved as an ordinary resolution that all of the ordinary no par value shares referred to in special resolution number 3 (other than those specifically identified in ordinary resolutions numbers 1 and 2), be and are hereby placed under the control of the directors of the company who are authorised to allot and issue those shares for any purpose whatsoever including, without being limited to, acquisitions, subject to the provisions of the company's articles of association, the Act and any stock exchange on which the shares of the company may be quoted or listed."

REASONS FOR AND EFFECTS OF SPECIAL RESOLUTIONS NUMBERS 1 AND 2

The reason for special resolution number 1 is to create 300 000 000 new "A" preference shares of one cent each in the capital of the company which are to be converted into ordinary shares of no par value in terms of special resolution number 2, to be held by the company in reserve for the purposes referred to below. The effect of the special resolution is to create those new "A" preference shares and to amend the company's memorandum of association accordingly.

The reason for the special resolution number 2 is to convert the 300 000 000 "A" preference shares of one cent each in the capital of the company into 300 000 000 ordinary shares of no par value to implement the transactions referred to in this notice and for the future requirements of the company. Upon their allotment and issue, the ordinary shares of no par value will rank *pari passu* in all respects with the other ordinary shares of no par value then allotted and issued by the company. The effect of the special resolution is to so convert those shares so that the authorised ordinary share capital of the company will comprise ordinary shares of no par value and to amend the company's memorandum of association accordingly.

REASON FOR AND EFFECT OF SPECIAL RESOLUTION NUMBER 3 AND REPORT OF THE DIRECTORS IN TERMS OF SECTION 82(2) OF THE ACT

The reason for and effect of special resolution number 3 is to authorise the directors of the company to issue ordinary no par value shares where the price of the relevant shares issued is less than the amount arrived at by dividing the portions of the stated capital of the company contributed by the issue of ordinary no par value shares by the number of ordinary no par value shares in issue, at the time of such issue of shares, which authority will enable the company to comply with the terms of the aforementioned transactions. The report of directors as required under section 82(2) of the Act is set out in the Annexure on page 12.

VOTING AND PROXIES

On a show of hands, every shareholder of DRD present in person or by proxy or represented shall have only one vote irrespective of the number of shares he holds or represents and on a poll, every shareholder of DRD present in person or by proxy or represented shall have one vote for every share held in DRD by such shareholder.

DRD shareholders holding certificated ordinary shares and DRD shareholders who have dematerialised their DRD ordinary shares and have elected own-name registration in the sub-register through a CSDP may attend, speak and vote in person at the general meeting, or may appoint one or more proxies (who need not be shareholders of DRD) to attend, speak and vote at the general meeting in the place of such DRD shareholder.

A form of proxy (pink) is attached to this notice of general meeting. Duly completed forms of proxy must be lodged 48 hours prior to the start of the general meeting, as follows:

– DRD shareholders registered on the South African register, to Ultra Registrars (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg 2000) to reach them by no later than 11:00 (South African time) on Thursday, 23 September 2004; or

- DRD shareholders registered on the Australian and Port Moresby registers, to Computershare Investor Services Proprietary Limited, Level 2, 45 St George's Terrace, Perth, Western Australia, 6000 (GPO Box D182, Perth, Western Australia, 6840) to reach them by no later than 17:00 (Perth Western Australia time) on Wednesday, 22 September 2004; or

- DRD shareholders holding DRD ordinary shares in the form of American Depositary Receipts, to The Bank of New York, Proxy Services Department, 101 Barclay Street, New York, NY 10286 to reach them by no later than 04:00 (Eastern Standard time) on Thursday, 23 September 2004; or

- DRD shareholders registered on the United Kingdom register, to Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU to reach them by no later than 10:00 (British Summer Time) on Thursday, 23 September 2004.

DRD shareholders who have already dematerialised their DRD ordinary shares through a CSDP or broker and who have not selected own-name registration in the sub-register through a CSDP and DRD shareholders who hold certificated ordinary shares through a nominee who wish to attend the general meeting of DRD shareholders must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend or, if they do not wish to attend the general meeting of DRD shareholders, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy in terms of which he appoints a proxy to vote at the general meeting of DRD shareholders.

Australian holders of CHESS Depositary Interests of DRD should complete the attached notice of direction (blue) and return it to CHESS Depository Nominees Proprietary Limited, c/o Computershare Investor Services Proprietary Limited, Level 2, 45 St George's Terrace, Perth, Western Australia, 6000, by no later than 17:00 on Wednesday, 22 September 2004.

Depositary receipt holders will receive forms of proxy printed by the Depositary Bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy.

By order of the board

DURBAN ROODEPOORT DEEP, LIMITED

A Townsend
Secretary

Johannesburg
27 August 2004

Registered office and postal address	**Transfer secretaries**
In South Africa	*In South Africa*
45 Empire Road	Ultra Registrars (Proprietary) Limited
Parktown	11 Diagonal Street
Johannesburg, 2193	Johannesburg, 2001
(PO Box 390, Maraisburg, 1700)	(PO Box 4844, Johannesburg, 2000)
London Bearer Office	*In the United Kingdom*
Capita IRG Plc	Capita IRG Plc
The Registry, 34 Beckenham Road	The Registry, 34 Beckenham Road
Beckenham, Kent BR3 4TU	Beckenham, Kent BR3 4TU
Depositary Bank	*In Australia*
American Depositary Receipts	Computershare Investor Services Proprietary Limited
The Bank of New York	Level 2, 45 St George's Terrace
101 Barclay Street	Perth, Western Australia, 6000
New York, NY 10286	(GPO Box D182, Perth, Western Australia, 6840)
United States of America	

DIRECTORS' REPORT IN TERMS OF SECTION 82(2) OF THE ACT

The notice of general meeting forming part of this circular contains a special resolution in terms of section 82(1) of the Act authorising DRD to issue shares from time to time, as and when so required, at a price lower than the amount arrived at by dividing that part of the stated capital of the company contributed, at the date of issue, by already issued ordinary no par value shares, by the number of ordinary no par value shares then in issue. In terms of section 82(2) of the Act, the notice of general meeting containing such special resolution is to be accompanied by a report of the directors setting out the reasons for the proposed lower issue price.

From time to time, the company is likely to have commitments to issue shares under the DRD Share Option Scheme, and may wish to utilise its general authority to issue shares for cash in order to, *inter alia,* discharge loan obligations, fund capital expenditure and provide working capital. Furthermore, the company has stated its intention to grow its asset base through both expansion of its current assets and the acquisition of additional assets. These expansion and acquisition opportunities may arise at any time and may be funded through the issue of new shares, either to vendors or in terms of a vendor consideration placement. The pricing of shares in respect of issues of shares in any of the abovementioned circumstances is usually linked to the prevailing price of DRD shares on the exchanges on which they are listed.

The directors of DRD are of the view that the performance of the company's share price is closely aligned with movements in the gold price and the South African Rand/US Dollar exchange rate. The volatile nature of these factors can result in considerable upward or downward adjustments to the company's share price and the possibility exists that the price at which DRD shares trade could, at times, be lower than the stated capital per share as calculated by dividing that part of the stated capital of the company contributed at the date of issue by already issued ordinary no par value shares, by the number of ordinary no par value shares then in issue.

The directors of DRD therefore request the authority of DRD shareholders, in the form of a special resolution, to issue shares below the threshold as described above so as to facilitate the discharge of the company's obligations under the DRD Share Option Scheme and to give the company the ability to issue shares at a market-related price subject to the limitations imposed by the Listings Requirements of the JSE and any other regulatory authorities.



DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
NASDAQ trading symbol: DROOY
ARBN number: 086 277 616
Share code: DUR   ISIN: ZAE 000015079
("DRD" or "the company")

FORM OF PROXY FOR DRD SHAREHOLDERS

For use **only by** DRD shareholders on the Australian register and the United Kingdom register and with regard to the South African register, for use only by DRD shareholders holding share certificates and Central Securities Depository Participants' ("CSDPs") nominee companies, brokers' nominee companies and DRD shareholders who have dematerialised their share certificates and who have selected own-name registration through a CSDP at the general meeting of shareholders of DRD to be held in the boardroom, 45 Empire Road, Parktown, Johannesburg on Tuesday, 28 September 2004 at 11:00 (South African time) ("the general meeting of DRD shareholders").

DRD shareholders on the South African register who have already dematerialised their share certificates through a CSDP or broker and who have not selected own-name registration and DRD shareholders who hold certificated ordinary shares through a nominee must **not** complete this form of proxy but must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend the general meeting of DRD shareholders or, if they do not wish to attend the general meeting of DRD shareholders, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

I/We (BLOCK LETTERS please) _____

of _____

Telephone Work (   ) _____ Telephone Home (   ) _____

being the holder/s or custodians of [   ] shares, hereby appoint (see note 1 overleaf):

1. _____ or failing him/her,

2. _____ or failing him/her,

3. the chairman of the general meeting of DRD shareholders,

as my/our proxy to attend, speak and vote on a show of hands or on a poll for me/us and on my/our behalf at the general meeting of shareholders to be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against such resolutions and/or abstain from voting in respect of the DRD shares registered in my/our name as follows (see note 2 overleaf):

	For	Against	Abstain
Special resolution number 1: Creation of new shares			
Special resolution number 2: Conversion of new shares			
Special resolution number 3: Authority to issue shares below average stated capital threshold			
Ordinary resolution number 1: Placement of new shares under control of directors for DRD Share Option Scheme			
Ordinary resolution number 2: Placement of new shares under control of directors for issues for cash			
Ordinary resolution number 3: Placement of new shares under control of directors for other issues			

and generally to act as my/our proxy at the said general meeting of DRD shareholders. (Tick whichever is applicable.) If no directions are given, the proxy holder will be entitled to vote or to abstain from voting, as that proxy holder deems fit (see note 2 overleaf).

Signed at _____ on _____ 2004

Signature _____

Assisted by (where applicable) _____

Each DRD shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of DRD) to attend, speak and vote in place of that DRD shareholder at the general meeting of shareholders. Unless otherwise instructed, my proxy may vote as he/she thinks fit.

Please read the notes on the reverse side hereof.

Notes:

1. A DRD shareholder may insert the name of a proxy or the names of two alternative proxies of the DRD shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting of DRD shareholders", but any such deletion must be initialled by the DRD shareholder. The person whose name stands first on this form of proxy and who is present at the general meeting of DRD shareholders will be entitled to act as proxy to the exclusion of those whose names follow.

2. A DRD shareholder's instruction to the proxy must be indicated in the appropriate box by inserting the number of shares in respect of which the DRD shareholder wishes the proxy to cast his/her votes.

3. Should there be no indication in the appropriate box as to how the DRD shareholder wishes his/her votes to be cast by the proxy then the proxy will be deemed to have been authorised to vote or abstain from voting at the general meeting as the proxy deems fit.

4. A DRD shareholder may instruct the proxy to vote in respect of less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A DRD shareholder who gives no indication as to the number of shares in respect of which the proxy is entitled to vote will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the DRD shareholder's votes exercisable at the general meeting.

5. This completed form of proxy, to be effective, must reach the transfer secretaries in South Africa, the United Kingdom or Australia at least 48 hours before the time appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and South African and United Kingdom public holidays).

6. The completion and lodging of this form of proxy by a DRD shareholder holding share certificates, CSDPs' nominee companies, brokers' nominee companies and DRD shareholders who have dematerialised their share certificates and who have elected own-name registration through a CSDP, will not preclude the relevant DRD shareholder from attending the general meeting of shareholders and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof. DRD shareholders who have dematerialised their share certificates and who have not elected own-name registration through a CSDP and DRD shareholders who hold certificated ordinary shares through a nominee who wish to attend the general meeting of DRD shareholders must instruct their CSDP or broker to issue them with the necessary authority to attend.

7. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form of proxy unless previously recorded by DRD.

8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

9. When there are joint holders of shares only one of such persons may sign this form of proxy in respect of such shares as if such person was the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the general meeting of shareholders, submitted by the holder whose name appears first in the register of the company will be accepted.

10. The holder of a share warrant to bearer who wishes to attend or be represented at the general meeting must deposit his/her share warrant at the bearer reception office of Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or must deposit his/her share warrant at the office of the French agents, Euro Emetteurs Finance, 48 Boulevard des Batignolles, 75850, Paris, Cedex 17, France, in both cases not later than 48 hours before the date appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and South African and United Kingdom public holidays), and shall otherwise comply with the "Conditions governing share warrants" currently in force. Thereupon a form of proxy or an attendance form under which such share warrant holder may be represented at the general meeting shall be issued.

11. Depositary receipt holders will receive forms of proxy printed by the Depositary Bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy.



DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
NASDAQ trading symbol: DROOY
ARBN number: 086 277 616
Share code: DUR   ISIN: ZAE 000015079
("DRD" or "the company")

NOTICE OF DIRECTION

Holders of CHESS Depositary Interests ("CDIs") should use this form of direction to direct CHESS Depositary Nominees Proprietary Limited ("CHESS") how to vote on the special and ordinary resolutions as detailed below. The CDI notice of direction gives your voting instructions to CHESS to enable them to vote the underlying shares on your behalf.

Name
_____

Address
_____

To: CHESS Depositary Nominees Proprietary Limited

I/We being the holder of CDIs of the company direct CHESS Depositary Nominees Proprietary Limited to vote for me in respect of all the CDIs held in my name at the general meeting of the company to be held on Tuesday, 28 September 2004 at 45 Empire Road, Parktown, Johannesburg, Gauteng, South Africa at 11:00 (South African time) and at any and all adjournments of that meeting. I direct CHESS to vote as follows:

(Please indicate with an "X" or tick in the appropriate space how you wish your votes to be cast).

	For	Against	Abstain
Special resolution number 1: Creation of new shares			
Special resolution number 2: Conversion of new shares			
Special resolution number 3: Authority to issue shares below average stated capital threshold			
Ordinary resolution number 1: Placement of new shares under control of directors for DRD Share Option Scheme			
Ordinary resolution number 2: Placement of new shares under control of directors for issues for cash			
Ordinary resolution number 3: Placement of new shares under control of directors for other issues			

and generally to act as my/our proxy at the said general meeting of DRD shareholders. (Tick whichever is applicable. If no directions are given your vote will be deemed invalid.)

Signed at _____ on _____ 2004

Signature/s
_____

Please read the notes on the reverse side hereof.

Notes:

1. A CDI holder should instruct CHESS how to vote by indicating with an "X" in the appropriate spaces how the votes are to be cast.

2. A CDIs holder may instruct CHESS to vote in respect of less than the total number of CDIs held by inserting the relevant number of CDIs in the appropriate box provided. All the votes need not be exercised, neither need all votes be cast in the same way, but the total of the votes cast may not exceed the total of the votes exercisable.

3. Any alteration or correction made to this notice of direction must be initialled by the signatory.

4. Each holder must sign this form of direction. If your CDIs are held in joint names, all holders must sign or (depending on the company's constitution) any one holder may sign. If you are signing as an attorney, then the power of attorney must have been noted by the company's Australian Registry or a certified copy of it must accompany this form of direction.

5. To be effective a completed CDI notice of direction must reach CHESS Depositary Nominees Proprietary Limited, c/o Computershare Investor Services Proprietary Limited, Level 2, 45 St George's Terrace, Perth, Western Australia, 6000 or GPO Box D182, Perth, Western Australia, 6840 at least 72 hours before the time appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and South African public holidays).